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SEC FILE NUMBER	1-13179

CUSIP NUMBER	34354P105

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):
☐ Form 10-K	☐ Form 20-F	☐ Form 11-K

☑ Form 10-Q	☐ Form 10-D

☐ Form N-SAR	☐ Form N-CSR

For Period Ended:	September 30, 2005

☐ Transition Report on Form 10-K	☐ Transition Report on Form 10-Q

☐ Transition Report on Form 20-F	☐ Transition Report on Form N-SAR

☐ Transition Report on Form 11-K

For the Transition Period Ended

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Flowserve Corporation

Full Name of Registrant

Former Name if Applicable

5215 N. O’Connor Blvd., Suite 2300

Address of Principal Executive Office (Street and Number)

Irving, Texas 75039

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously disclosed, Flowserve Corporation (the “Company”) is in the process of restating its financial statements for the years 2000 through 2003 and the first quarter of 2004. As a result of the restatement and the new obligations regarding internal controls attestation under Section 404 of the Sarbanes-Oxley Act of 2002, the Company was unable to timely file with the Commission its Annual Report on Form 10-K for the year ended December 31, 2004 and its Quarterly Reports on Form 10-Q for the quarterly periods ended June 30, 2004, September 30, 2004, March 31, 2005 and June 30, 2005. In addition, the Company was unable to timely file with the Commission its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2005 and will be unable to file such Quarterly Report within the five-day extension period provided by Rule 12b-25(b). The Company expects to file its 2004 Annual Report with the Commission during the fourth quarter of 2005. Due to the length of time needed to complete its 2004 financial statements, the Company expects that it will be unable to timely file with the Commission its Annual Report on Form 10-K for the year ended December 31, 2005.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Tara D. Mackey	972	443-6610

(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☐   Yes ☑   No

The Company has not yet filed its quarterly reports on Form 10-Q for the quarterly periods ended June 30, 2004, September 30, 2004, March 31, 2005 and June 30, 2005 and its annual report on Form 10-K for the period ended December 31, 2004.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐   Yes ☐   No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company previously reported that its bookings and backlog for the third quarter of 2005 increased compared to the third quarter of 2004, but that in the third quarter of 2005 it made a significant pension contribution and incurred significant fees and expenses relating to its new credit facility, including bond redemption call premiums, refinancing of its senior subordinated notes and ongoing restatement and compliance work. The Company, however, has not yet completed its pending restatement and has not finalized the quarterly financial statements for the third quarter of 2005 and 2004. Accordingly, the Company is currently unable to determine whether there will be a significant change in results of operations for the third quarter of 2005 compared to the third quarter of 2004.

Flowserve Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 9, 2005	By	/s/ Ronald F. Shuff
Ronald F. Shuff, Vice President, Secretary and General Counsel

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

General Instructions

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§ 232.201 or § 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§ 232.13(b) of this chapter).